Exhibit 99.1

Borr Drilling Limited Announces Preliminary Results for the Second Quarter of 2020

Hamilton, Bermuda, August 28, 2020: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and six months ended June 30, 2020.

Highlights in the Second Quarter of 2020
•          Total operating revenues of $84.0 million, net loss of $109.6 million and Adjusted EBITDA* of $(1.9) million for the second quarter of 2020. The adjusted EBITDA includes approximately $12 million of non-recurring costs related to the agreements reached with the Company’s creditors in June 2020
•          The combined Adjusted EBITDA of the four separate Mexican JVs that the Company has ownership in was $30.1 million in the second quarter 2020, compared to negative EBITDA in the first quarter of 2020 of ($2.3) million, an increase of $32.4 million quarter on quarter
•          On April 30, 2020, the Company sold two standard jack-up drilling rigs, the “Dhabi II” and the “Paragon B152”, for total cash proceeds of $15.8 million, leading to a gain on disposal of $12.8 million
•          In May 2020, the Company exited its position in forward contracts for Valaris shares
•          In June 2020, the Company completed an equity offering raising gross proceeds of $30 million
•         In June 2020, the Company made several amendments to loan facilities with its creditors and to the delivery schedule of rigs with its shipyards, resulting in liquidity improvement mainly through deferral of payments of more than $315 million until the beginning of 2022

Subsequent events
•          On August 10, 2020, the Company announced the appointment of Patrick Schorn as new Chief Executive Officer
•          In August, Pemex communicated a regular monthly payment plan to OPEX, the JV providing Integrated Well Services, which should substantially improve the JV’s liquidity position, which in turn will benefit Borr

The Chairman of the Board, Paal Kibsgaard, commented:

“In the second quarter, we saw the full impact of the anticipated activity reductions linked to COVID-19, resulting in a sequential decrease in operating revenues of 19% to $84.0 million, and Adjusted EBITDA of $(1.9) million. The adjusted EBITDA includes $12 million of non-recurring costs related to the agreements reached with the Company’s creditors in June 2020.

In the current challenging operating environment, Borr Drilling has been focused on improving its liquidity runway and conserving cash. Through negotiations with creditors and shipyards in June, we improved the Company’s liquidity by $315 million through the start of 2022, mainly through deferral of payments.

Operationally, the Mexican business has improved significantly quarter on quarter. The four JVs that the Company has ownership in delivered USD30m in Adjusted EBITDA in the quarter. Additionally, we estimate that COVID-19 impacted our Mexican JVs directly by $5.5 million in lost revenue and additional expenses combined. The wells delivered by Borr’s integrated services have, based on Pemex’s Q2 2020 report, increased Pemex production by 72k barrels/day. With the quick payback and low breakeven for the customer we expect the integrated well delivery business model to gain further traction going forward.

From a liquidity perspective, the operations of our Mexican JVs have suffered from irregular payments and difficulties with factoring of receivables, which in turn has put further strain on the Company’s liquidity position. However, in late August 2020, Pemex confirmed their commitment to enter into a regular monthly payment plan to our JVs, which will reduce the working capital requirements and allow cash distributions from the JVs to Borr, and thereby improve Borr’s liquidity position.

The improvement in oil prices during the spring of 2020 triggered demand for putting three of our warm stacked units back to work. This shows the resilience of the shallow water offshore drilling market and, as oil prices continue to improve, we expect to put further units back to work in the future.

The distress in the offshore drilling industry is likely to force both needed consolidation and fleet rationalisation going forward. Borr Drilling has a brand-new jack-up drilling rig fleet and is well positioned to participate in such consolidation if it benefits our shareholders.”

*For a definition of Adjusted EBITDA and why we use this measure, see page 4 of this report.

Introduction to our Management Discussion and Analysis

Borr Drilling Limited is an owner and operator of jack up drilling rigs, and our base model is to own jack up rigs which we provide to customers on fixed rates per day, which we term day rates. All of the rigs that generate revenue for Borr are provided on this model.

In 2019, Borr entered a new business in Mexico, by participating in a series of joint ventures in Mexico in which Borr has 49% ownership, and 51% is owned by our local partner, CME. Two of the Joint Ventures operate on Integrated Well Service models (“IWS”). The IWS business provides integrated well services to PEMEX, the Mexican national oil company. This involves providing a bundled service to drill wells for PEMEX, where the IWS joint ventures take on drilling and completion risk, and earn revenue on a percentage of completion model, rather than day rates. This has some significant differences in risk and reward compared to the traditional Borr model and income from our equity method investments often reflect this.

The other two Joint Ventures in Mexico are also owned in the same 49%/51% structure, and these entities provide Borr rigs (the “Grid”, “Gersemi”, “Galar”, “Njord” and “Odin”) to the IWS business on fixed day rates. These have more of the traditional Borr model of day rate revenue and similar risks and rewards to the Borr Drilling contracting model.

We have determined that all four of these Mexican Joint Ventures are not consolidated into our results, but are accounted for under equity method investment accounting. This means that the revenue, operating expenses and margins of the four Mexico joint ventures are not included as specific line items in Borr Drilling Statements of Operations, rather Borr Drilling simply reflects a 49% share of the Net Income of the four joint ventures as Income from Equity method investments. Similarly, the assets and liabilities of the four joint ventures are not included in Borr Drilling’s balance sheets, and Borr reflects only its investment, accumulated earnings and guarantee provided in the joint ventures as an asset.

Borr participates in the Mexico Joint Ventures as we believe this business to be able to provide a sound return on our initial investment. Borr’s return is composed of related party revenue, which includes rental income from the two drilling JVs for the lease of the five rigs, reimbursement for use of certain of Borr’s personnel, and a management fee. We are also entitled to 49% of the distributions from the Drilling business in Mexico, and similarly 49% of the distributions from the IWS business.

In order to provide our investors and stakeholders with more information on the performance of the Borr assets, we have included the results of, and a discussion on the performance of, both the consolidated Borr business and the Mexican Joint  Venture business. Due to the Mexican Joint Ventures operating under both a day rate and an IWS model, we report their results as Drilling business or IWS business, respectively.

Management Discussion and Analysis

Consolidated Statements of Operations (Financial Performance & Operating Results)

The Management Discussion and Analysis below focuses on our income statement by comparing the second quarter of 2020 results to the first quarter of 2020 results.

In $ million	Q2 - 2020	Q1 - 2020
Total operating revenues	84.0	104.1
Gain on disposals	12.8	0.3
Rig operating and maintenance expenses	(82.7)	(70.3)
Depreciation of non-current assets	(27.5)	(32.4)
Impairment of non-current assets	(57.9)	(18.4)
General and administrative expenses	(19.9)	(10.0)
Total operating expenses	(188.0)	(131.2)

Operating loss	(91.2)	(26.8)

Income/(loss) from Equity method investments	11.3	(2.8)

Total financial expenses	(26.3)	(51.2)

Loss before income taxes	(106.2)	(80.8)
Income tax expense	(3.4)	(6.2)
Net loss	(109.6)	(87.0)

Three months ended June 30, 2020

Total operating revenues were $84.0 million for the second quarter of 2020 ($104.1 million for the first quarter of 2020). The decrease of $20.1 million was mainly due to “Prospector 5”, “Norve”, “MSS1”, “Prospector 1”, “Mist” and “Idun” all ending their planned contracts in the second quarter representing a reduction of $30.1 million, partly offset by the contribution of a full quarter of operations for “Saga” of $5.8 million and higher reimbursable revenue on “Gerd” and “Groa” of $4.5 million.

Gain on disposal was $12.8 million for the second quarter of 2020 ($0.3 million for the first quarter of 2020). The increase of $12.5 million was due to the sale of the “Paragon B152” and “Dhabi II” rigs in the second quarter of 2020. The Company continues to operate the rigs on behalf of the buyer and reports gross revenue, operating expenses and bareboat hire in the income statement.

Rig operating and maintenance expenses, including reactivation and stacking costs, were $82.7 million for the second quarter of 2020 ($70.3 million for first quarter of 2020). The increase of $12.4 million from the first quarter of 2020 was primarily driven by higher reimbursable costs and mobilisation amortisation related to “Gerd” and “Groa” of $10.0 million, incremental operating cost for the bareboat hire related to “Paragon B152” and “Dhabi II” of $5.8 million and a full quarter of operations for “Saga”, leading to an increase of $1.4 million in expenses for the rig. This was partly offset by lower operating expenses for “Prospector 5”, “Norve”, “MSS1”, “Prospector 1”, “Mist” and “Idun” of $4.9 million, as the respective contracts expired. Rig operating and maintenance expenses includes mobilisation costs amortised in the quarter of $9.4 million ($4.5 million in the first quarter of 2020) and other reimbursable expenses of $8.8 million ($3.2 million in the first quarter of 2020).

Depreciation of non-current assets was $27.5 million for the second quarter 2020 ($32.4 million for the first quarter 2020). The decrease of $4.9 million was mainly due to fewer depreciable rigs in the fleet.

Impairment of non-current assets was $57.9 million for the second quarter 2020 ($18.4 million for the first quarter 2020), The impairments in the second quarter were related to “Atla” and “Balder”, both cold-stacked rigs built in 2003, of $30.9 million and $27.0 million, respectively.

General and administrative expenses were $19.9 million for the second quarter 2020 ($10.0 million for the first quarter 2020). The increase of $9.9 million was mainly due to the cost associated with the debt agreement amendments in the second quarter of approximately $12 million, partly offset by cost reduction measures and lower travel costs.

Earnings from Equity Method Investments was $11.3 million for the second quarter 2020 ($(2.8) million for the first quarter 2020). The increase of $14.1 million, and planned achievement of profitability was mainly due to improved performance in our integrated well services offering to Pemex and significant startup costs in prior periods.

Total financial expenses (net) were $26.3 million for the second quarter 2020 ($51.2 million for the first quarter 2020) a decrease $24.9 million. The principal items in the second quarter were:
•	Interest expenses net of capitalised interest of $20.6 million
•	Other financial expenses of $6.4 million
•	Gain on sale of Valaris shares of $1.5 million
•	Mark to market movements on forwards of $0.2 million (negative $26.8 million in the first quarter 2020)

Income tax expense was $3.4 million for the second quarter 2020 ($6.2 million for the first quarter 2020). The decrease of $2.8 million related to higher activity in the first quarter 2020 relating to rigs in West Africa.

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

(in US$ millions)	Q2 - 2020	Q1 2020	2020
Net loss	(109.6)	(87.0)	(196.6)
Depreciation of non-current assets	27.5	32.4	59.9
Impairment of non-current assets	57.9	18.4	76.3
(Income) / loss from equity method investment	(11.3)	2.8	(8.5)
Financial expense	26.3	51.2	77.5
Income tax expense	3.4	6.2	9.6
Amortised mobilisation cost	9.4	4.5	13.9
Amortised mobilisation revenue	(5.5)	(3.1)	(8.6)
Adjusted EBITDA	(1.9)	25.4	23.5

The main contributor to negative Adjusted EBITDA in the second quarter 2020 compared to estimates were costs related to amendments to our loan facilities and contracts with shipyards.

Note - The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, amortisation of contract backlog, loss from equity method investments, total financial (income) expense net, income tax expense and amortisation of deferred mobilisation costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Six months ended June 30, 2020:

(in US$ millions)	2020	2019
Total operating revenues	188.1	138.5
Gain on disposals	13.1	3.9
Rig operating and maintenance expenses	(153.1)	(138.5)
Depreciation of non-current assets	(59.9)	(48.5)
Impairment of non-current assets	(76.3)	(11.4)
Amortisation of contract backlog	0.0	(14.5)
General and administrative expenses	(29.9)	(24.1)
Total operating expenses	(319.2)	(237.0)

Operating loss	(118.0)	(94.6)

Income from equity method investments	8.5	0.0

Total financial expenses	(77.5)	(62.3)

Loss before income taxes	(187.0)	(156.9)
Income tax expense	(9.6)	(2.7)
Net loss	(196.6)	(159.6)

Total operating revenues were $188.1 million for the six months to June 30, 2020 ($138.5 million for the six months to June 30, 2019). The increase of $49.6 million was mainly due to a higher number of jack-up rigs in operation with an average of 14.4 rigs on contract in the first half of 2020 compared with 9.9 rigs in the first half of 2019. In addition, reimbursable revenue related to certain contracts which commenced in the second quarter of 2019 have contributed to the increase, offset by logistics revenue in Mexico in the comparative period which does not recur in 2020.

Gain on disposal was $13.1 million for the six months to June 30, 2020 ($3.9 million for the six months to June 30, 2019). The increase of $9.2 million was due to the sale of the “Paragon B152” and “Dhabi II” rigs in the second quarter of 2020, while the “Baug” and “Paragon C20051” rigs were sold in the comparative period in 2019.

Rig operating and maintenance expenses, including reactivation and stacking costs, were $153.1 million for the six months to June 30, 2020 ($138.5 million for the six months to June 30, 2019). The increase of $14.6 million was mainly driven by the higher number of rigs in operation, and by approximately $20 million in the comparative period in 2019 relating to logistics in Mexico for Odin and rig reactivation, which do not recur in 2020. In addition, there has been increased cost reduction measures in the second quarter of 2020.

Depreciation of non-current assets was $59.9 million for the six months to June 30, 2020 ($48.5 million for the six months to June 30, 2019). The increase of $11.4 million was mainly due to the delivery of “Hermod”, “Heimdal” and “Hild” from Keppel FELS, offset by a reduction in the number of depreciable rigs in 2020.

Impairment of non-current assets was $76.3 million for the six months ended June 30, 2020 ($11.4 million for the six months ended June 30, 2019). The increase of $64.9 million was due to impairments on three higher value assets in 2020 being “Atla”, “Balder” and “MSS1” compared with only one rig, “Eir”, in the comparable period in 2019.

Amortisation of contract backlog was $nil million for the six months to June 30, 2020 ($14.5 million for the six months to June 30, 2019). The decrease of $14.5 million was due to the contract backlog relating to acquired contracts in the 2018 Paragon transaction being fully amortised in 2019.

General and administrative expenses were $29.9 million for the six months to June 30, 2020 ($24.1 million for the six months to June 30, 2019). The increase of $5.8 million was mainly due to fees associated with the debt agreement amendments carried out in the second quarter of 2020 of approximately $12 million, partly offset by lower travel expenses and personnel costs. Additionally, there were certain non-recurring costs in the second quarter of 2019 relating to the IPO in the third quarter of 2019.

Income from Equity Method Investments was $8.5 million for the six months to June 30, 2020 ($nil for the six months to June 30, 2019). There was no activity in the comparative period as the business was being established.

Total financial expenses (net) were $77.5 million for the six months to June 30, 2020 ($62.3 million for the six months to June 30, 2019). The increase of $15.2 million was mainly due to higher interest expense of $9.1 million due to the June 28, 2019 debt refinancing and take up of delivery finance for three additional rigs. In addition, the comparative period in 2019 included losses incurred on forward contracts of $6.6 million, which have been settled in 2020.

Income tax expense was $9.6 million for the six months to June 30, 2020 ($2.7 million for the six months to June 30, 2019), an increase of $6.9 million which reflects our increased profitable activity and significant growth in our deployed fleet.

Consolidated Balance Sheet

As of June 30, 2020

Total assets were $3,249.1 million as of June 30, 2020 ($3,280.0 million as of December 31, 2019). The decrease of $30.9 million is due to settlement of our forward contracts which led to a decrease in restricted cash of $69.4 million, decrease in cash of $24.5 million, partly offset by increase in jack-up rigs of $68 million (net of transfers from newbuildings).

Total liabilities as of June 30, 2020 were $2,124.5 million ($1,985.9 million as of December 31, 2019). The increase of $138.6 million is mainly attributable to an increase in long-term debt of $191.1 million following delivery of Heimdal and “Hild” offset by a decrease in unrealised loss on forward contracts of $64.3 million following the expiry of our forward contracts.

Total equity as of June 30, 2020 was $1,124.6 million ($1,294.1 million as of December 31, 2019). The decrease of $169.5 million is largely attributable to net loss of $196.6 million offset by increase in share capital and additional paid-in capital of approximately $28.8 million following our private placement in May 2020.

Consolidated Statement of Cash Flows

In $ million	Q2 - 2020	Q1 - 2020
Net loss	(109.6)	(87.0)
Net cash used in operating activities	(5.2)	(5.3)
Net cash used in investing activities	(96.0)	(21.2)
Net cash provided by financing activities	28.8	5.0
Net decrease in cash and cash equivalents	(72.4)	(21.5)
Cash and cash equivalents and restricted cash at beginning of period	107.0	128.5
Cash and cash equivalents and restricted cash at end of period	34.6	107.0
Three months ended June 30, 2020

Net cash used in operating activities was $5.2 million for the second quarter 2020 and is explained mainly by our net loss in the quarter, reduced by non-cash items and movements in working capital.

Net cash used in investing activities was $96.0 million for the second quarter 2020 and primarily relates to purchase of marketable securities (taking physical delivery of the Valaris PLC shares under the forward contracts) and additions to jack-up rigs, reduced by proceeds from sale of fixed assets.

Net cash provided by financing activities was $28.8 million during the second quarter 2020 and relates to issue of new equity in June 2020.

As of June 30, 2020, the Company’s cash and cash equivalents including restricted cash amounted to $34.6 million (compared to $107.0 million at the end of first quarter 2020). Excluding restricted cash, the Company’s cash and cash equivalents amounted to $34.6 million at the end of the second quarter, compared to $13.2 million at the end of first quarter 2020. Total available free liquidity (cash and cash equivalents excluding restricted cash, plus available amounts under credit facilities) at the end of the second quarter was $64.6 million, including undrawn amounts under credit facilities of $30.0 million, available subject to all financing banks’ consent.

Mexican Operational Results on a 100% basis

In $ million	Q2 - 2020		Q1 - 2020		2020
Mexico Joint Venture EBITDA	Drilling	IWS	Drilling	IWS	Drilling	IWS
Net income (loss)	5.8	17.3	(0.5)	(5.3)	5.3	12.0
Total financial income (expenses)	(0.2)	(0.7)	0.1	2.0	(0.1)	1.3
Income tax expense	1.8	0.0	0.2	0.0	2.0	0.0
Amortised mobilisation cost	4.9	2.2	2.7	(0.9)	7.6	1.3
Amortised mobilisation revenue	(1.0)	0.0	(0.7)	0.0	(1.7)	0.0
Adjusted EBITDA	11.3	18.8	1.8	(4.2)	13.1	14.6

There are four joint ventures in Mexico in which we participate, and hold a 49% interest, two of which provide dayrate based drilling services (“Drilling”) to the two Integrated Well Service JVs (“IWS”), which provide operations for integrated well service contracts with PEMEX, using the “Grid”, “Gersemi” and “Odin” in “Cluster 2”, and “Galar” and “Njord” in “Cluster 3”. Revenue for the integrated well service model is recognised based on a percentage of completion method on a per well basis.

Our 49% interest in the income/(loss) of the four Joint Ventures is reported in our Income Statement under the caption ‘income from equity method investments’.

During the second quarter of 2020, our Mexican Joint Ventures for Integrated Well Services, OPEX Perforadora S.A. de C.V (“OPEX”), and Perforadora Profesional AKAL I, SA de CV (“AKAL”) profitably provided Integrated Well Services to PEMEX, across eight wells, seven of which have not yet been completed.

In addition, Perfomex and Perfomex II, our other 49% owned drilling service joint ventures in Mexico, performed largely as expected on operations while also continuing to experience substantial start up costs in the period, albeit less significant than in previous quarters. Included within “Rig operating and maintenance expenses” in the second quarter of 2020 in Drilling is $12.3 million of cost related to invoices received from Borr subsidiaries, which Borr recognises as related party revenue.

As of the date of this report, OPEX and AKAL have agreed a payment plan with PEMEX which will, if followed, substantially reduce the accrued outstanding billings and improve the liquidity of the JVs and for Borr for the remainder of 2020.

Outstanding shares

On May 21, 2020, the Company announced the completion of an equity offering issuing 46,153,846 new shares, raising gross proceeds of $30 million. The transaction closed on June 5, 2020.

As of June 30, 2020, the Company had issued share capital of $7,921,595.55, divided into 158,431,911 shares of par value $0.05 each, and the Company’s authorised share capital was $9,182,692.30 divided into 183,653,846 common shares of $0.05 par value each. Subsequent to the end of the second quarter of 2020, the authorised share capital was increased, by shareholder approval, to $11,182,692.30 divided into 223,653,846 common shares of $0.05 par value. The Company held 1,459,714 of its own shares in treasury at the end of the second quarter of 2020.

There are a total of 2,074,998 options outstanding, with strike prices between $17.50 and $24.35, and a weighted average strike price of $21.22.

Risks and uncertainties

Borr is exposed to a number of risk factors relating to the Company’s finances, operations and the general industry in which the Company operates. The COVID-19 pandemic and associated effects during 2020 have made many of our natural risks more predominant:

Since March 2020, national and local travel restrictions and lockdowns in various regions following the pandemic outbreak caused disruptions to our operations and the pandemic imposed a risk to the health of our personnel. Our rigs and shore based operations were impacted by reduced personnel, border closures, and many employees were working from home or enforced to stay home by local regulations. Further escalations of the current pandemic outbreaks and other public health crisis or natural disasters could occur in the future and could impact Borr’s operations, including our Joint Ventures in Mexico. In addition, we have previously reported contract loss and suspensions of others, as well as reduced marketing opportunities while our customers react to circumstances.

We have not identified any new material risks other than those included in our Form 20-F filed in June 2020. However, we will continue to monitor our operations and respond to circumstances as they arise.

Fleet development

In April 2020, the Company took delivery of the sixth rig from Keppel FELS, the “Hild”, fully financed by a five-year financing facility from the yard.

The Company is, as of the date of this report, the owner of 25 modern (delivered in or after 2001) jack-up rigs, one standard jack-up rigs (built before 2001). Furthermore, the Company has contracts for delivery of five rigs from yards by the third quarter of 2022. When all newbuild rigs have been delivered, and after the expected sale of the standard jack-up rig “Eir” is completed, the fleet will consist of 30 modern rigs (28 built after 2010).

Operations and Contracts

The modern jack-up rigs “Odin”, “Galar” and “Njord” commenced work for Pemex in March, April and June 2020 respectively for an anticipated duration of 18 months each.

In April 2020, the Company was awarded two contracts in Malaysia for 365 days and 200 days respectively for the modern jack-up rigs “Saga” and “Gunnlod”. Both contracts are expected to commence in the third quarter 2020.

In May 2020, the Company received notices of early suspension of contracts from Exxon Mobil for the rigs “Gerd” and “Groa”, which were working in Nigeria under contracts originally committed until April 2021 and May 2021, respectively. The rigs will be suspended from the original contract with the possibility to return to operations. The rigs discontinued operations in May 2020, however they will receive dayrate payments for the period until mid September 2020. The suspension of the contracts has furthermore released approximately $33 million of customs bonds in the third quarter of 2020, which were covered by the Company’s $70 million guarantee tranche under its bank financing.

In June 2020, the independent Australian oil company Roc Oil rescinded the previously announced notice of termination of its contract for work in Malaysia for the modern jack-up rig “Mist” and replaced it with a suspension notice. Operations are scheduled to start up in the third quarter 2020 for an estimated duration of 210 days.

In July 2020, the modern jack-up rig “Ran” received a Notice of Termination of its contract from Centrica Storage for work in the North Sea, which had an estimated start up in July 2020 for an estimated duration of 90 days.

In July 2020, the Company was awarded an LOI for the modern jack-up “Prospector 1” for an estimated 100 days program with an undisclosed operator in the North Sea, with expected commencement in the fourth quarter 2020.

In July 2020, the Company was awarded an LOI for the modern jack-up “Norve” for an estimated 60-90 days program with an undisclosed operator in West Africa, with expected commencement in the first quarter 2021.

The Company currently has a marketed available fleet of nine unemployed modern rigs, six of which are newbuilds. Additionally, there are five rigs under construction, scheduled for delivery from the yards until 2022.

	Total	Operating / Committed	Available	Cold Stack	Under Construction
Modern Jack-Ups	30	14	9	2	5
Standard Jack-Ups	1	—	—	1[*]	—
Total Jack-Ups	31	14	9	3	5
Semi - Submersible	—	—	—	0	—
Total Fleet	31	14	9	3	5

[*] Incl. Eir, which is under sales agreement, expected to be concluded end of 2020, subject to conditions

The Company currently has eight rigs in operation: two in West Africa, one in South East Asia and five in Mexico.

The technical utilisation for the fleet was 99.6% in second quarter of 2020 and 99.6% YTD 2020. The economical utilisation in the second quarter was 90.2% and 93.8% for the full year 2020.

Corporate Development, Investments and Financing

On June 5, 2020, the Company announced the completion of a financial restructuring and meeting conditions for the equity offering. This included significant amendments to facilities from its secured lenders and shipyards that is expected to provide total liquidity improvement of more than $315 million in the period from announcement to the first quarter of 2022. These amendments included the following key terms:

•	Deferral of the delivery of five newbuild jack-ups rigs until mid-2022, representing estimated liquidity improvement of approximately $190 million until the first quarter of 2022.

•	Deferral of certain interest payments until 2022, representing an estimated liquidity improvement of approximately $60 million.

•	Deferral of debt amortisation in 2021 of $65 million until maturity of the loans in the second quarter of 2022.

•	Amendment of certain of the financial covenants, including:

•
Reduction of the minimum liquidity covenant from 3% of net interest bearing debt, to $5 million with a gradual step-up to $20 million at December 31, 2021, which gives a liquidity improvement of up to $40 million in the period. Thereafter the 3% level will be reinstated. As part of the amendments, utilisation of the remaining $30 million under our revolving credit facilities require all banks’ consent.

•	Amending the minimum book equity ratio from 33.3% to 25% up to and including 31 December 2021. Thereafter the required ratio will be 40%.

•	Suspension of the Debt Service Coverage Ratio covenant of 1.25x until 31 December 2021.

•	Waivers of certain covenants in our ring-fenced financing structure including incremental liquidity from restricted cash.

The amendments also provide for payment of certain interest payments originally due at the end of the first quarter of 2020 which had been deferred with lender consent, as well as other amendments to the facilities.

In addition to the concluded June restructuring, the Company will actively look for ways to extend the run-way further for instance through extending debt maturities, yard instalments or opportunistically capitalising on mis-pricing in the capital structure. Borr Drilling will actively participate in processes which can lead to divestments of modern assets. However such transactions will only be pursued if it is accretive to the Company in terms of value and liquidity. Borr Drilling also owns certain non-core assets, such as the “Atla” and the “Balder”. The Company is open to divesting these assets. None of the assets are currently leveraged, and any sales proceeds will improve the liquidity position of the Company and create liquidity to accelerate activation of remaining rigs. We have also noted that ADNOC has reinstated their tender for expansion of the modern jack-up fleet.

The Company has exited all its forward contracts for shares in Valaris PLC with realised losses of $91.0 million since entering into the position. The total losses on these forward contracts were covered partly by restricted cash on the balance sheet. After taking delivery of the shares under the forward contracts in May 2020, the Company subsequently sold all of the 4.2 million shares at an average price of $0.82 per share in the, realising a gain on sale of marketable securities of $1.5 million in the second quarter 2020.

In August 2020, Patrick Schorn was announced as the Company’s new Chief Executive Officer with effect from 8 September 2020.  Mr Schorn has been a Director of the Company since January 2018, and was the Executive Vice President of Wells for Schlumberger Limited. He began his career with Schlumberger in 1991, and has held various global management positions including President of Operations for Schlumberger Limited; President Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia.

Market

During the second quarter of 2020, the global jack-up drilling rig fleet utilisation continued the downwards trend seen since March 2020. Global competitive jack-up rig utilisation stood at 83% at the end of June 2020, a decrease of four percentage points quarter-on-quarter. As a comparison, at the end of the second quarter 2019 the utilisation was 82%, which means an increase of one percentage point in one year.

The utilisation for the competitive modern jack-up fleet (rigs built after year 2000) has decreased by five percentage points from March 2020 to 85% at the end of the second quarter of 2020.

As of the date of this report, there are a total of 346 contracted jack-up rigs, down by 32 from 378 rigs per March 31, 2020. For modern rigs, contracted rig count stand at 244 representing an increase of 67 rigs or 50% since 2014. A reverse trend has been observed in the standard jack-up rig segment, where contracted rig count has more than halved since 2014 to current levels of 102.

The total number of retired rigs in 2020 to date is eight rigs, while 15 rigs were retired in 2019. Since the start of the downturn in 2014 110 rigs have been retired. There are currently 159 jack-up rigs older than 30 years, out of which 57 rigs are uncontracted. The Company maintains its view that a significant number of these will become commercially and technically un-competitive in the next years.

Based the current contracting situation, assuming 30% of existing contracts are rolled-over, there will be 140 rigs built before 2010 without contracts in the end of 2020. Based on the required stacking costs and the future reactivation costs of such units, we believe a significant amount of these rigs will leave the market. In addition, there will be another 58 rigs in this category at the end of 2021. Depending on when the recovery takes place, it is likely that the supply side will rationalise significantly from the current ~500 units (including new buildings) and potentially down towards 400 rigs in the above mentioned scenario. Putting that into context of demand in early 2020 at more than 380 units and the average demand the last 15 years of ~365 units, the supply/demand balance going forward looks a lot more healthy.

Outlook

The Company took a strategic decision to move from straight day rate basis to a turn key service provider when entering into Mexico with five rigs. Significant activation and mobilisation capex has been invested into the rigs which are currently working for Pemex. The startup of this venture suffered from delayed start of operation for several of the rigs, and has also suffered from increased working capital need as a function of late payment from our customer. Both factors have influenced the profitability and balance sheet from the Mexican operation.

By the end of the second quarter 2020, all five rigs working on integrated well services had commenced operation. Operationally, we are delivering a service which is better than anticipated when these contracts were entered into. This creates a positive margin from the JV on top of the budgeted day rates. The positive development in Mexico can be seen in the improvement in EBITDA from the Mexican operation from Q1 to Q2 2020.

Based on Pemex’ Q2 2020 report, wells delivered by Borr’s IWS will increase Pemex’ production with 72k barrels/day. Based on the turn-key prices paid and the short lead time between spudding and production, this business has quick pay-back of investments for the oil company. It has a very low cash break even and show solid profitability even in current oil price environment.

Borr is encouraged by the operational and financial performance shown since the rigs commenced operation.  Our capability to deliver these services on a successful turn key basis has given us credibility and strategic advantages versus our competitors. We anticipate that this business area will show solid growth as the NOCs and Major oil companies seeks to reduce their cost basis in the current oil price environment.

The Company’s main focus for 2020 and 2021 will be to improve cash flow and strengthen the balance sheet, supported by activity at critical mass, a stringent rig activation strategy and tight control of both operating costs and working capital. Given the commitment from Pemex to a regular payment plan, and when all 14 contracted rigs are in operation, the Company is confident in its ability to generate positive cash-flow from operations.

The massive financial restructuring which currently takes place in the rig industry where significant amount of debt gets converted to equity through Chapter 11 restructurings will have material impact of the industry going forward. The reorganisation is likely to lead to both consolidation and increased scrapping and thereby improve the fundamentals of our industry. The conversion of debt to equity will reduce financial cost and strengthen the companies’ relative competitive position versus Borr. However the Company feels that the this advantage is well compensated for by the fact that Borr has a unique fleet of brand new jack-ups, that we have no exposure to the deepwater market, and we have a low borrowing cost. Our current loan cost including margins year to date, excluding the convertible bonds, was 5.4%, and total cash interest and amortization for 2021 is estimated to around 45 million. With this strong strategic position our company has, we are well positioned to take an active part in the industry restructuring which is currently taking place.

Based on the expected reduced oil supply from US shale and a recovery in global oil demand, the Company is of the opinion that the international oil and gas activity will increase in the next years, driven by low cost onshore and shallow water developments. Borr Drilling has the leading fleet of modern jack-ups and is well positioned to benefit from this improvement.

We are already seeing early sign of this recovery, and the Company is bringing three warm stacked units back on contracts in three different geographic areas (North Sea, Africa and South-East Asia). This confirms both the low break-even for shallow water developments and a positive demand outlook for the jack-up segment. As oil prices continue to improve, and years of under investment needs to be caught up, the Company expects a solid demand for its units going forward.

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig industry, expectations as to global jack-up rig count and expected tenders and demand levels, strategy with respect to deployment of rigs, expectations on trends and potential in day rates and potential to generate significant cash at current day rates, delivery of newbuilds including expected delivery timing, expected ability to sell or finance currently unencumbered rigs and expected valuation, strategy and plans with respect to investments in third party securities, contract backlog, expected contracting and operation of our jack-up rigs and contract terms included estimated duration of contracts, expectations with respect to contracting available rigs including warm stacked rigs, expected ability to generate cash from operations, expected completion of sales of rigs the Company has agreed to sell, expected results in the rest of 2020, including expected strong growth in Adjusted EBITDA in coming quarters and the expectation Adjusted EBITDA will cover operational and finance costs, strategy with respect to asset base, expected business environment including statements made under “Market” and “Outlook” above, expected payments from Pemex, expected funding needs and ability to meet obligations for newbuilds, expected increase in tenders for jack-up rigs, global jack-up rig count, increase in demand from IOCs and NOCs, increases in oil production by geography, expected returns for oil companies, ability to fix rig rates at current market prices, competitive advantages from joint ventures, generation of free cash flow, improvement of cash flow per rig in operation post activation, remediation of advances, expected activation costs of rigs, expectations about our ability to find contracts for and activate our rigs not currently in operation, expectations with respect to amendments to our loan facility, expected industry trends including with respect to demand for and expected utilisation of rigs, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements are included in our most recent annual report and in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim consolidated financial statements for the first half year of 2020, which has been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) gives a fair statement of the Company’s consolidated assets, liabilities, financial position and result of operations, and that the first half 2020 report includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 under the ticker BDRILL and New York Stock Exchange from July 31, 2019 under the ticker BORR. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

August 28, 2020
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: VP Investor Relations and Treasury, +44 7708899316